UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February, 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Demonstrates Next-Generation Intelligent Edge Technology for Smart Grids at DistribuTECH 2019

Sierra Wireless leads collaboration to commercialize the containerization of applications on edge LTE routers to enable a more resilient, efficient and secure smart grid

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 5, 2019--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), along with Duke Energy and Open Energy Solutions (OES) today announced they have developed a next-generation intelligent edge platform to run more complex, centrally managed and containerized edge applications. This ratified architecture, which enables more resilient, efficient and secure smart grids, will be demonstrated at DistribuTECH 2019, Feb. 5-7, in Sierra Wireless’ booth #719.

The robust edge platform leverages Sierra Wireless AirLink® cellular gateways and pioneering work by the Duke Energy Emerging Technology Office (ETO) on the Open Field Message Bus (OpenFMB) standard to provide more decision-making capabilities at the edge, interoperability between the various smart grid elements and faster decision making.

Dr. Stuart Laval, Director of Technology, Duke Energy, said: “Sierra Wireless has been a valued partner to Duke Energy for many years, providing critical connectivity and leading IoT grid communication technology. This joint collaboration will leverage a ratified, robust networking platform with faster edge processing capabilities to enable next-generation applications, including advanced distribution automation and Distributed Energy Resources (DER) integration that are key to delivering on the future of smart grids.”

Sierra Wireless AirLink gateways and operating software provide the critical, secure LTE networking and edge processing capabilities required to securely deploy, connect and manage third party applications for the grid. The Sierra Wireless platform is based on open standards, enabling more application and grid solution providers to deploy a variety of innovative solutions using AirLink gateways that help utilities manage the smart grids of the future by:

  Enhancing situational awareness for faster response times and service restoration;
  Integrating Distributed Energy Resource (DER) and Microgrids more efficiently; and
  Improving security and interoperability for existing grid equipment and infrastructure.

Tom Mueller, VP, Products, Enterprise Solutions, Sierra Wireless, said: “The distributed grids of the future will rely on intelligent edge processing to provide uninterrupted service, while bridging old and new technologies. As the leading provider of gateways to the energy sector, we’re excited to build on our track record with Duke Energy of delivering new technologies that improve grid operations.”

Come and experience the innovation. Sierra Wireless, Duke Energy and OES will feature a live demonstration and an in-booth presentation, How Cellular IoT and Intelligent Edge Enables a More Efficient and Reliable Grid, at DistribuTECH in the Sierra Wireless booth #719. Presentation times: Feb 5 @ 11:15am, Feb 6 @ 1:15pm, Feb 7 @ 11:15am. For more information and to reserve your seat, visit https://www.sierrawireless.com/landing/distributech-2019.

For more information about Sierra Wireless AirLink gateways, routers and management services, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit https://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and "AirLink" are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 5, 2019